OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CREDIT DEFAULT SWAP (CDS) ANTITRUST INVESTIGATIONS

MATTER DETAIL: THE EUROPEAN COMMISSION AND THE DOJ-AD COMMENCED INVESTIGATIONS IN THE CDS MARKET, IN 2011 AND 2009, RESPECTIVELY. IN JULY 2013 THE EUROPEAN COMMISSION ADDRESSED A STATEMENT OF OBJECTIONS TO BBPLC, TWELVE OTHER BANKS, MARKIT LTD. AND ISDA. THE CASE RELATES TO CONCERNS THAT CERTAIN BANKS TOOK COLLECTIVE ACTION TO DELAY AND PREVENT THE EMERGENCE OF EXCHANGE TRADED CREDIT DERIVATIVE PRODUCTS. IF THE EUROPEAN COMMISSION DOES REACH A DECISION IN THIS MATTER IT HAS INDICATED THAT IT INTENDS TO IMPOSE SANCTIONS. THE EUROPEAN COMMISSION'S SANCTIONS CAN INCLUDE FINES. THE DOJ-AD'S INVESTIGATION IS A CIVIL INVESTIGATION AND RELATES TO SIMILAR ISSUES. BARCLAYS IS ALSO CONTESTING A PROPOSED, CONSOLIDATED CLASS ACTION ALLEGING SIMILAR ISSUES THAT HAS BEEN FILED IN THE US. THE CASE IS ONGOING.

FILED BY: RYANN1

FILED ON: 5/18/2015 3:50:09 PM

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